 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

Wize Pharma, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

97751M207
(CUSIP Number)

October 24, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97751M207

1	NAME OF REPORTING PERSON

Bigger Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		441,872*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

441,872*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

441,872*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1%*
12	TYPE OF REPORTING PERSON

PN

* Consists of (i) 250,000 shares of Common Stock owned by Bigger Capital, (ii) 95,936 shares of Common Stock currently issuable upon the partial exercise of Series A Warrants owned by Bigger Capital, and (iii) 95,936 shares of Common Stock currently issuable upon the partial exercise of Series B Warrants owned by Bigger Capital. Excludes (i) 154,064 shares of Common Stock underlying Series A Warrants owned by Bigger Capital that are not currently exercisable due to a 9.99% beneficial ownership limitation, and (ii) 154,064 shares of Common Stock underlying Series B Warrants owned by Bigger Capital that are not currently exercisable due to a 9.99% beneficial ownership limitation.

2

CUSIP No. 97751M207

1	NAME OF REPORTING PERSON

Bigger Capital Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		441,872*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

441,872*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

441,872*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1%*
12	TYPE OF REPORTING PERSON

OO

* Consists of (i) 250,000 shares of Common Stock owned by Bigger Capital, (ii) 95,936 shares of Common Stock currently issuable upon the partial exercise of Series A Warrants owned by Bigger Capital, and (iii) 95,936 shares of Common Stock currently issuable upon the partial exercise of Series B Warrants owned by Bigger Capital. Excludes (i) 154,064 shares of Common Stock underlying Series A Warrants owned by Bigger Capital that are not currently exercisable due to a 9.99% beneficial ownership limitation, and (ii) 154,064 shares of Common Stock underlying Series B Warrants owned by Bigger Capital that are not currently exercisable due to a 9.99% beneficial ownership limitation.

3

CUSIP No. 97751M207

1	NAME OF REPORTING PERSON

District 2 Capital Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		441,872*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

441,872*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

441,872*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1%*
12	TYPE OF REPORTING PERSON

PN

* Consists of (i) 250,000 shares of Common Stock owned by District 2 CF, (ii) 95,936 shares of Common Stock currently issuable upon the partial exercise of Series A Warrants owned by District 2 CF, and (iii) 95,936 shares of Common Stock currently issuable upon the partial exercise of Series B Warrants owned by District 2 CF. Excludes (i) 154,064 shares of Common Stock underlying Series A Warrants owned by District 2 CF that are not currently exercisable due to a 9.99% beneficial ownership limitation, and (ii) 154,064 shares of Common Stock underlying Series B Warrants owned by District 2 CF that are not currently exercisable due to a 9.99% beneficial ownership limitation.

4

CUSIP No. 97751M207

1	NAME OF REPORTING PERSON

District 2 Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		441,872*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

441,872*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

441,872*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1%*
12	TYPE OF REPORTING PERSON

PN

* Consists of (i) 250,000 shares of Common Stock owned by District 2 CF, (ii) 95,936 shares of Common Stock currently issuable upon the partial exercise of Series A Warrants owned by District 2 CF, and (iii) 95,936 shares of Common Stock currently issuable upon the partial exercise of Series B Warrants owned by District 2 CF. Excludes (i) 154,064 shares of Common Stock underlying Series A Warrants owned by District 2 CF that are not currently exercisable due to a 9.99% beneficial ownership limitation, and (ii) 154,064 shares of Common Stock underlying Series B Warrants owned by District 2 CF that are not currently exercisable due to a 9.99% beneficial ownership limitation.

5

CUSIP No. 97751M207

1	NAME OF REPORTING PERSON

District 2 GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		441,872*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

441,872*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

441,872*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1%*
12	TYPE OF REPORTING PERSON

OO

* Consists of (i) 250,000 shares of Common Stock owned by District 2 CF, (ii) 95,936 shares of Common Stock currently issuable upon the partial exercise of Series A Warrants owned by District 2 CF, and (iii) 95,936 shares of Common Stock currently issuable upon the partial exercise of Series B Warrants owned by District 2 CF. Excludes (i) 154,064 shares of Common Stock underlying Series A Warrants owned by District 2 CF that are not currently exercisable due to a 9.99% beneficial ownership limitation, and (ii) 154,064 shares of Common Stock underlying Series B Warrants owned by District 2 CF that are not currently exercisable due to a 9.99% beneficial ownership limitation.

6

CUSIP No. 97751M207

1	NAME OF REPORTING PERSON

District 2 Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		441,872*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

441,872*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

441,872*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1%*
12	TYPE OF REPORTING PERSON

OO

* Consists of (i) 250,000 shares of Common Stock owned by District 2 CF, (ii) 95,936 shares of Common Stock currently issuable upon the partial exercise of Series A Warrants owned by District 2 CF, and (iii) 95,936 shares of Common Stock currently issuable upon the partial exercise of Series B Warrants owned by District 2 CF. Excludes (i) 154,064 shares of Common Stock underlying Series A Warrants owned by District 2 CF that are not currently exercisable due to a 9.99% beneficial ownership limitation, and (ii) 154,064 shares of Common Stock underlying Series B Warrants owned by District 2 CF that are not currently exercisable due to a 9.99% beneficial ownership limitation.

7

CUSIP No. 97751M207

1	NAME OF REPORTING PERSON

Michael Bigger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		883,744*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

883,744*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

883,744*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%*
12	TYPE OF REPORTING PERSON

IN

* Consists of (i) 500,000 shares of Common Stock owned by Bigger Capital and District 2 CF, (ii) 191,872 shares of Common Stock currently issuable upon the partial exercise of Series A Warrants owned by Bigger Capital and District 2 CF, and (iii) 191,872 shares of Common Stock currently issuable upon the partial exercise of Series B Warrants owned by Bigger Capital and District 2 CF. Excludes (i) 308,128 shares of Common Stock underlying Series A Warrants owned by Bigger Capital and District 2 CF that are not currently exercisable due to a 9.99% beneficial ownership limitation, and (ii) 308,128 shares of Common Stock underlying Series B Warrants owned by Bigger Capital and District 2 CF that are not currently exercisable due to a 9.99% beneficial ownership limitation.

8

CUSIP No. 97751M207

Item 1(a).	Name of Issuer:

Wize Pharma, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

24 Hanagar Street
Hod Hasharon, Israel 4527708

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Bigger Capital Fund, LP (“Bigger Capital”)

159 Jennings Road, Suite 3000

Cold Spring Harbor, NY 11724

Citizenship: Delaware

Bigger Capital Fund GP, LLC (“Bigger GP”)

159 Jennings Road, Suite 3000

Cold Spring Harbor, NY 11724

Citizenship: Delaware

District 2 Capital Fund LP (“District 2 CF”)

175 W Carver Street

Huntington, NY 11743

Citizenship: Delaware

District 2 Capital LP (“District 2”)

175 W Carver Street

Huntington, NY 11743

Citizenship: Delaware

District 2 GP LLC (“District 2 GP”)

175 W Carver Street

Huntington, NY 11743

Citizenship: Delaware

District 2 Holdings LLC (“District 2 Holdings”)

175 W Carver Street

Huntington, NY 11743

Citizenship: Delaware

Michael Bigger

159 Jennings Road, Suite 3000

Cold Spring Harbor, NY 11724

Citizenship: USA

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

9

CUSIP No. 97751M207

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value (the “Common Stock”).

Item 2(e).	CUSIP Number:

97751M207

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the close of business on the date hereof, Bigger Capital beneficially owned 441,872 shares of Common Stock, consisting of (i) 250,000 shares of Common Stock owned by Bigger Capital, (ii) 95,936 shares of Common Stock currently issuable upon the partial exercise of Series A Warrants owned by Bigger Capital, and (iii) 95,936 shares of Common Stock currently issuable upon the partial exercise of Series B Warrants owned by Bigger Capital. The number of shares of Common Stock beneficially owned by Bigger Capital excludes (i) 154,064 shares of Common Stock underlying Series A Warrants owned by Bigger Capital that are not currently exercisable due to a 9.99% beneficial ownership limitation, and (ii) 154,064 shares of Common Stock underlying Series B Warrants owned by Bigger Capital that are not currently exercisable due to a 9.99% beneficial ownership limitation.

10

CUSIP No. 97751M207

Bigger GP, as the general partner of Bigger Capital, may be deemed to beneficially own the 441,872 shares of Common Stock beneficially owned by Bigger Capital.

As of the close of business on the date hereof, District 2 CF beneficially owned 441,872 shares of Common Stock, consisting of (i) 250,000 shares of Common Stock owned by District 2 CF, (ii) 95,936 shares of Common Stock currently issuable upon the partial exercise of Series A Warrants owned by District 2 CF, and (iii) 95,936 shares of Common Stock currently issuable upon the partial exercise of Series B Warrants owned by District 2 CF. The number of shares of Common Stock beneficially owned by District 2 CF excludes (i) 154,064 shares of Common Stock underlying Series A Warrants owned by District 2 CF that are not currently exercisable due to a 9.99% beneficial ownership limitation, and (ii) 154,064 shares of Common Stock underlying Series B Warrants owned by District 2 CF that are not currently exercisable due to a 9.99% beneficial ownership limitation.

District 2, as the investment manager of District 2 CF, may be deemed to beneficially own the 441,872 shares of Common Stock beneficially owned by District 2 CF.

District 2 GP, as the general partner of District 2 CF, may be deemed to beneficially own the 441,872 shares of Common Stock beneficially owned by District 2 CF.

District 2 Holdings, as the managing member of District 2 GP, may be deemed to beneficially own the 441,872 shares of Common Stock beneficially owned by District 2 CF.

Mr. Bigger, as the managing member of Bigger GP and the managing member of District 2 Holdings, may be deemed to beneficially own the (i) 441,872 shares of Common Stock beneficially owned by Bigger Capital and (ii) 441,872 shares of Common Stock beneficially owned by District 2 CF.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of Bigger GP and Mr. Bigger disclaims beneficial ownership of the shares of Common Stock beneficially owned by Bigger Capital. Each of District 2, District 2 GP, District 2 Holdings and Mr. Bigger disclaims beneficial ownership of the shares of Common Stock beneficially owned by District 2 CF, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based on 8,462,550 shares of Common Stock outstanding as of November 20, 2018, as disclosed in the Prospectus filed by the Issuer on December 4, 2018.

As of the close of business on the date hereof, (i) each of Bigger Capital and Bigger GP may be deemed to beneficially own approximately 5.1% of the outstanding shares of Common Stock, (ii) each of District 2 CF, District 2, District 2 GP and District 2 Holdings may be deemed to beneficially own approximately 5.1% of the outstanding shares of Common Stock, and (iii) Mr. Bigger may be deemed to beneficially own approximately 9.99% of the outstanding shares of Common Stock.

11

CUSIP No. 97751M207

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Bigger GP and Mr. Bigger share voting and dispositive power over the shares of Common Stock beneficially owned by Bigger Capital. District 2, District 2 GP, District 2 Holdings and Mr. Bigger share voting and dispositive power over the shares of Common Stock beneficially owned by District 2 CF.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

12

CUSIP No. 97751M207

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2018

BIGGER CAPITAL FUND, LP		BIGGER CAPITAL FUND GP, LLC

By:	Bigger Capital Fund GP, LLC, its general partner	By:	/s/ Michael Bigger
Michael Bigger
By:	/s/ Michael Bigger		Managing Member
Michael Bigger
Managing Member
DISTRICT 2 CAPITAL LP

DISTRICT 2 CAPITAL FUND LP		By:	/s/ Michael Bigger
Michael Bigger
By:	District 2 GP LLC, its general partner		Managing Member

By:	/s/ Michael Bigger
	Michael Bigger	DISTRICT 2 HOLDINGS LLC
Managing Member
		By:	/s/ Michael Bigger
Michael Bigger
DISTRICT 2 GP LLC			Managing Member

By:	/s/ Michael Bigger
Michael Bigger
Managing Member

/s/ Michael Bigger
MICHAEL BIGGER

13